SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


(Mark One)
{X} QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES  EXCHANGE
    ACT OF 1934.

For the fiscal year ended December 31, 1998
                          -----------------

{ } TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934.

For the transition period from ........ to .........


                         Commission file number: 0-22268




                          NATIONAL RV, INC. 401(K) PLAN
                            (Full title of the plan)





                          NATIONAL R.V. HOLDINGS, INC.
                              3411 N. Perris Blvd.
                            Perris, California 92571
             (Name of issuer of the securities held pursuant to the
             plan and the address of its principal executive office)

                          NATIONAL RV, INC. 401(K) PLAN



                                Table of Contents
                                -----------------

                                                                          Page
                                                                          ----
     Report of Independent Auditors .....................................   3

     Financial Statements:

        Statement of Net Assets Available for Plan Benefits,
        December 31, 1998 (Modified Cash Basis)..........................   4


        Statement of Changes in Net Assets Available for Plan Benefits,
        For the Year Ended December 31, 1998 (Modified Cash Basis).......   5

     Notes to Financial Statements ...................................... 6 - 9

     Supplemental Schedules:

        Item 27a - Schedule of Assets Held for Investment Purposes at
                   December 31, 1998.....................................  10

        Item 27d - Schedule of Reportable (5%) Transactions at
                   December 31, 1998 ....................................  11

     Signature ..........................................................  12

                         Report of Independent Auditors

Board of Directors of
National RV, Inc.

We were engaged to audit the accompanying financial statements and schedules (modified cash basis) of National RV, Inc. 401(k) Plan (the Plan) as of December 31, 1998, and for the year then ended. These financial statements and schedules are the responsibility of the Plan's management.

As permitted by Section 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the Plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the investment information summarized in Note 6, which was certified by OppenheimerFunds, Inc. and Investors Fiduciary Trust Company, agent for the Trustee and Trustee, respectively, except for comparing such information with the related information included in the financial statements (modified cash basis). We have been informed by the Plan administrator that the agent for the Trustee and the Trustee hold the Plan's investment assets and execute investment transactions. The Plan administrator has obtained a certification from the agent for the Trustee and Trustee as of and for the year ended December 31, 1998, that the information provided to the Plan administrator by them is complete and accurate.

As described in Note 2, the Plan's policy is to prepare its financial statements on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and schedules (modified cash basis) taken as a whole. The form and content of the information included in the financial statements and schedules (modified cash basis) for the year ended December 31, 1998, other than that derived from the investment information certified by the agent for the Trustee and Trustee, have been audited by us in accordance with generally accepted auditing standards and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


/s/SWENSON ADVISORS, LLP
------------------------

SWENSON ADVISORS, LLP
Temecula, California
October 13, 2000

                                NATIONAL RV, INC
                                  401 (k) PLAN

               Statement of Net Assets Available for Plan Benefits
                              (Modified Cash Basis)
                               December 31, 1998




                                     Assets
                                 --------------
Investments, at fair value:
       Money market account                                    $ 5,556
       Mutual funds                                             47,515
       Employer securities                                      13,698
                                                        --------------
Net assets available for plan benefits                        $ 66,769
                                                        ==============

                                NATIONAL RV, INC
                                  401 (k) PLAN

         Statement of Changes in Net Assets Available for Plan Benefits
                              (Modified Cash Basis)
                      For the Year Ended December 31, 1998

Addition to Net Assets Attrributed To:

Investment income:
      Interest income                                       $     37
      Net realized and unrealized gain on investments          4,307
                                                            --------
                                                               4,344
                                                            --------
Contributions:
      Participants                                            55,385
      Employer                                                 7,183
                                                            --------
                                                              62,568
                                                            --------
Total additions                                               66,912
                                                            --------

Deductions from Net Assets Attributed To:
       Benefits paid to participants                             143
                                                            --------
Total deductions                                                 143
                                                            --------
Net increase in net assets available for plan benefits        66,769

Net assets available for plan benefits at:
        Beginning of year                                          -
                                                            --------
        End of year                                         $ 66,769
                                                            ========

            See Accompanying Notes and Report of Independent Auditors

                                NATIONAL RV, INC.
                                   401(k) PLAN

                          Notes to Financial Statements
                      For the Year Ended December 31, 1998

Note 1 - Description of Plan

     The following description of the National RV, Inc. 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

     General: The Plan, effective January 1, 1998, is a Section 401(k) pension plan sponsored by National RV, Inc. (the Company and the Sponsor), covering all full time employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Bank of Boston is the Plan Trustee with OppenheimerFunds, Inc. and Investors Fiduciary Trust Company, as agent for the Trustee and Trustee, respectively. National RV, Inc., the Plan administrator, has contracted with United Pensions Incorporated for administration and management of the Plan. Employees who have reached the age of 20 years and have completed one year of service with the Company are eligible to participate in the Plan. Participation continues until retirement, disability, termination of employment or death, at which time the participant's account balance becomes payable. Certain expenses incurred in the administration and management of the Plan are paid by the Company.

     Contributions: The Sponsor makes discretionary matching 401(k) contributions to the Plan of 20% of the amount the participant contributes. However, no matching contribution will be made in excess of 5% of the participants compensation. The matching contributions begin after the participant has completed two years of service. Participants may make contributions to the 401(k) Plan in an amount of not more than 15% of their compensation, subject to maximum annual legal limits. The Sponsor may also make nonelective contributions which will be allocated to the participants in the ratio of the participant's compensation to the total compensation of all participants

     Vesting:   Participants   are   immediately   vested  in  their   voluntary
contributions plus actual earnings and any employer matching contribution.

     Payment of benefits: Upon termination of service, a participant may elect to receive either a lump sum cash payment equal to the value of his or her vested account, or installment payments. However, if the value of the vested account is less that $5,000, the payment will be a lump sum payment equal to the value of the vested amount.

     Participant loans: The Plan does not permit participant loans.


Note 2 - Summary of significant accounting policies

     Basis of accounting: The financial statements have been prepared under the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles. All income and expense items not described below are recognized when received or paid. Investments are adjusted to fair market value quarterly.

     Investments: The Plan's investments are stated at fair value. The net increase or decrease in market value of investments is the difference between market value and cost at the beginning and end of the Plan year.

                                NATIONAL RV, INC.
                                   401(k) PLAN

                          Notes to Financial Statements
                      For the Year Ended December 31, 1998

Note 2 - Summary of significant accounting policies, continued

     Contributions: Employer and employee 401(k) contributions are recognized in the period in which the related compensation is earned.

     Benefit obligations: The Plan does not accrue for benefits payable to participants who have elected to withdraw from the Plan, but who were not paid from the Plan as of December 31 of the Plan year.

     Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


Note 3 - Tax status

     The Plan is in the process of obtaining a determination letter from the Internal Revenue Service that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code. The Plan Administrator believes that the plan is designed in compliance with the applicable requirements of the Internal Revenue Code and they believe it is currently being operated in compliance with applicable requirements of the Internal Revenue Code.


Note 4 - Plan termination

     Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


Note 5 - Investment options

     Contributions may be directed by the participant to be invested in six different investment vehicles or any combination thereof. Participants may elect to change their investment options and transfer their account balances among the different investment accounts at any time. The investment options vary in their degree of risk and investment strategy. The accounts primarily have investments in common stocks, bonds, short-term securities, and government securities. The investment options discussed below are managed by OppenheimerFunds, Inc.

     The investments are allocated to the following funds at the participant's direction:

     Cash Reserves - This money market fund invests in a variety of high-quality money market investments to seek current income. Money market investments are short-term, U.S. dollar-denominated debt instruments issued by the U. S. government, domestic and foreign corporations, and financial institutions and other entities. They include, for example, bank obligations, repurchase agreements, commercial paper, other corporate debt obligations and government debt obligations. These instruments must be rated in the highest credit-quality category for short-term securities by nationally recognized rating services or must be considered of comparable quality to rated securities.

                                NATIONAL RV, INC.
                                   401(k) PLAN

                          Notes to Financial Statements
                      For the Year Ended December 31, 1998

Note 5 - Investment options, continued

     Quest Value Fund, Inc. - This fund seeks capital appreciation by investing in common stocks of U.S. issuers that are believed to be undervalued in the marketplace. The fund may also invest in other equity securities, such as preferred stocks, warrants, and debt securities convertible into common stocks. Under normal market conditions, the fund invests at least 75% of its total assets in equity securities.

     Total Return Fund, Inc. - This fund seeks high total return by investing mainly in equity securities for the purpose of seeking capital appreciation or debt securities to seek current income depending on economic conditions. The fund will hold common stocks, preferred stocks, and securities convertible into common stocks for capital appreciation. It will hold common stocks that pay dividends or debt securities such as corporate bonds, notes, and debentures and U.S. government securities for income. The equity investments of the fund are primarily in medium and large capitalization issues of $2.5 billion or more.

     Capital Income Fund - The primary objective of the fund is to seek current income while conserving principal. A second objective is capital appreciation. The fund normally invests 65% of its total assets in equity and fixed-income securities that are expected to generate income. The fund mainly invests in equity securities, such as dividend-paying common stocks, preferred stocks, and securities convertible into common stock, of domestic and foreign issuers of varying capitalization ranges. The fund also invests in corporate and government bonds and debentures of domestic and foreign issuers.

     High Yield Fund - The primary objective of the fund is to seek a high level of current income by investing in a diversified portfolio of high-yield, lower-rated fixed income securities that do not involve undue risk. Under normal market conditions, the fund invests at least 80% of its total assets in fixed-income securities and at least 65% of its total assets in high-yield, lower grade fixed-income securities (junk bonds). The balance of the assets are invested in debt securities, cash or cash equivalents, or common stock.

     The participants also have the option to purchase common stock of National R.V. Holdings, Inc., the sponsor of the plan.

     The Plan's investment income is allocated in the same proportion that each participant's account balance bears to the investment fund balance.

                                NATIONAL RV, INC.
                                  401 (k) PLAN

                          Notes to Financial Statements
                      For the Year Ended December 31, 1998

Note 6 - Information certified to the Plan

     The following is a summary of the information included in the Plan's financial statements that was prepared by OppenheimerFunds, Inc. and Investors Fiduciary Trust Company and furnished to the Plan administrator. They have certified that such information is complete and accurate.

     Assets available for Plan benefits at December 31, 1998:

          Quest Value Fund                                   $ 14,869
          High Yield Fund                                       5,845
          Capital Income Fund                                  11,203
          Total Return Fund                                    15,598
          Cash Reserves                                         5,556
          Employer Securities                                  13,698
                                                              -------
                                                             $ 66,769
                                                             ========

     Each investment represents 5 percent or more of the Plan's net assets.

         Additions to net assets for 1998 are as follows:

          Interest income                                    $     37
                                                             ========

          Net realized and unrealized gain on investments    $  4,307
                                                             ========

                                NATIONAL RV, INC.
                                   401(k) PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                        Identification Number: 33-0835022
                                Plan Number: 001

                                December 31, 1998



        Identity of Issue,               Description of Investment
       Borrower or Similar         Including Maturity date, Rate of Interest                    Current
             Party                     Collateral, Par or Maturity Value         Cost            Value
-- ----------------------------    -----------------------------------------  ----------      -----------
*  OppenheimerFunds, Inc.           Quest Value Fund                          $       **      $    14,869
*  OppenheimerFunds, Inc.           High Yield Fund                                   **            5,845
*  OppenheimerFunds, Inc.           Capital Income Fund                               **           11,203
*  OppenheimerFunds, Inc.           Total Return Fund                                 **           15,598
*  OppenheimerFunds, Inc.           Cash Reserves                                     **            5,556
*  National R.V. Holdings, Inc.     National R.V. Holdings, Inc. Stock                **           13,698
                                                                              ----------      -----------
         Total Investments                                                    $       **      $    66,769
                                                                              ==========      ===========


*  A party-in-interest as defined by ERISA

**  Cost data not provided

                                NATIONAL RV, INC.
                                   401(k) PLAN

               Item 27d - Schedule of Reportable (5%) Transactions

                        Identification Number: 33-0835022
                                Plan Number: 001

                                December 31, 1998


    (a)                   (b)               (c)        (d)           (e)             (f)             (g)         (h)
                                                                  Expenses                     Current Value
                                                                  Incurred                     of Assets on
  Identity of          Description         Purchase   Selling       with            Cost of     Transaction   Net Gain
 Party Involved         of Asset            Price      Price     Transactions       Assets          Date      or (Loss)
----------------   -------------------   ----------  --------    ------------      ---------   -------------  ----------
OppenheimerFunds   Quest Value Fund
  - Purchase                             $  14,811                     -           $  14,811     $  14,811
  - Sale                                             $   136           -                 124           136    $    12
OppenheimerFunds   High Yield Fund
  - Purchase                             $   5,780                     -           $   5,780     $   5,780
OppenheimerFunds   Capital Income Fund
  - Purchase                             $  11,736                     -           $  11,736     $  11,736
  - Sale                                             $   134           -                 127           134    $     7
OppenheimerFunds   Total Return Fund
  - Purchase                             $  15,116                     -           $  15,116     $  15,116
  - Sale                                             $   134           -                 127           134    $     7
OppenheimerFunds   Cash Reserves
  - Purchase                             $   5,540                                 $   5,540     $   5,540
National R.V.      National R.V.
Holdings, Inc.     Holdings, Inc. Stock
  - Purchase                             $  12,687                                 $  12,687     $  12,687
  - Sale                                             $   147                             107           147    $    40


                                    SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, National R.V. Holdings, Inc. has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

                                              NATIONAL RV, INC. 401(K) PLAN

         Date: August 8, 2001                 By /s/ BRADLEY C. ALBRECHTSEN
                                                 ---------------------------
                                                 Bradley C. Albrechtsen
                                                 Plan Administrator